

07001535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING
FEB 27 2007
WASH, D.C. 210 SECTION

SEC FILE NUMBER
8- 50151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMITH ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY SUITE 805
(No. and Street)

NEW YORK, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAMUEL ZIMETBAUM 212 375 2638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY CPA P.C.
(Name – *if individual, state last, first, middle name*)

485 JERICHO TURNPIKE, MINEOLA, NY 11501
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMITH ASSET MANAGEMENT, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYN HENNIGAR
Notary Public, State of New York
No. 01HE6146760
Qualified in Richmond County
Commission Expires May 22, 2010

Signature

Pres.

Title

Evelyn Hennigar

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS



COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Henry P. Greve, CPA
Marc I. Cohen, CPA, deceased

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Smith Asset Management, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Smith Asset Management, Inc. as of December 31, 2006 and December 31, 2005 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is the express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Asset Management, Inc. as of December 31, 2006 and December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

Cohen Greve & Company P.C.

February 15, 2007
Mineola, New York

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

SMITH ASSET MANAGEMENT, INC.
COMPARATIVE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Current Assets		
Cash	$ 5,692	$ 17,100
Due from broker	861	-
Deposit with clearing broker	25,000	25,000
Total Current Assets	31,553	42,100
Other Assets		
Security Deposits	11,500	11,500
TOTAL ASSETS	$ 43,053	$ 53,600

LIABILITIES AND SHAREHOLDER'S EQUITY

	2006	2005
Current Liabilities		
Due to clearing broker	$ -	$ 145
Accounts payable	13,223	6,190
Accrued expenses and taxes payable	12,701	24,192
Total Liabilities	25,924	30,527
Commitments and Contingencies	-	-
Shareholder's Equity		
Common stock-no par value – 200 shares authorized issued and outstanding	200	200
Additional paid in capital	102,766	77,349
Accumulated deficit	(85,837)	(54,476)
Total Shareholder's Equity	17,129	23,073
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 43,053	$ 53,600

See notes to financial statements

SMITH ASSET MANAGEMENT, INC
COMPARATIVE STATEMENT OF INCOME
For the Years Ended December 31, 2006 AND 2005

	2006	2005
Revenue		
Commission Income	**$ 547,463**	$ 639,229
Expenses		
Officer's compensation	**62,620**	115,178
Salaries	**47,889**	29,768
Employee benefits	**23,633**	16,040
Rent	**35,422**	25,728
Computer expenses	**6,643**	11,670
Professional fee	**20,100**	17,000
Regulatory expense	**14,075**	18,996
Commission	**240,372**	301,038
Automobile	**14,873**	12,211
Office	**28,917**	43,843
Miscellaneous	**31,791**	23,745
Payroll taxes	**17,017**	16,989
Research	**8,115**	15,190
Promotional expense	**5,000**	-
Insurance	**20,137**	9,736
Total Expenses	**576,604**	657,132
Net Loss Before Provision for Income Taxes	**(29,141)**	(17,903)
Provision for Income Taxes	**2,220**	3,000
Net (loss)	**(31,361)**	$ (20,903)

See notes to financial statements

SMITH ASSET MANAGEMENT, INC.
COMPARATIVE STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2006 AND 2005

	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance January 1, 2005	200	$ 200	$ 77,349	$ (33,573)	$ 43,976
2005 Activity				(20,903)	(20,903)
Balance December 31, 2005	200	$ 200	$ 77,349	$ (54,476)	$ 23,073
2006 Activity			25,417	(31,361)	(5,944)
Balance December 31, 2006	200	$ 200	$ 102,766	$ (85,837)	$ 17,129

See notes to financial statements

SMITH ASSET MANAGEMENT, INC.
COMPARATIVE STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2006 AND 2005

NONE

See notes to financial statements

SMITH ASSET MANAGEMENT, INC.
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 AND 2005

	2006	2005
Cash Flow From Operating Activities		
Net income	**$ (31,361)**	$ (20,903)
Adjustments to reconcile net loss to cash used in operating activities		
Changes in assets and liabilities		
Increase in account payable and accrued expenses	**(4,458)**	(43,049)
(Increase) Decrease in due from clearing broker	**(1,006)**	71,008
Net Cash (Used in) Provided by Operating Activities	**(36,825)**	7,056
Cash flows from investing activities		
Increase in additional paid in capital	**25,417**	-
Net Cash Flow provided by investing activities	**25,417**	-
Net change in cash	**(11,408)**	7,056
Cash-beginning of year	**17,100**	10,044
Cash-end of year	**$ 5,692**	$ 17,100
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Taxes	**$ 820**	$ -
Interest	**$ -**	$ -

See notes to financial statements

Note 1- Organization and Nature of Business

Smith Asset Management, Inc. (the "Company") is a registered general securities broker-dealer and is subject to regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

Note 2- Summary of Significant Accounting Policies

a) Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition
The company records commission income on the settlement date.

c) Cash and Cash Equivalents
The company considers demand deposits, money market funds and cash on hand as cash.

d) Income Taxes
Effective January 1, 1998 the company elected to be treated as a Sub S Corporation for federal and New York State tax purposes. The company continues to pay New York City corporate income taxes. As an "S" Corp, the company's shareholder has consented to include the company's income as part of his taxable income.

Note 3- Clearing Broker Account

The amount due to, or from, the clearing broker represents debits and credits through the account arising from securities transactions. Interest is credited or charged to the account based upon the average daily balance and is compounded monthly. Any amount due to the broker is secured by the deposit with the clearing broker in the amount of $25,000.

Note 4- Income Taxes

The company's provision for income taxes, net consists of the following:

	2006	2005
New York State	**$ 100**	$ 100
New York City	**2,120**	2,900
Total	**$ 2,220**	$ 3,000

Note 5- Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Net capital may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $11,573 which exceeded the minimum requirement of $5,000 by $6,573 under the basic method. At December 31, 2006, the Company reported on its Form X-17A-5 (FOCUS Filing) net capital of $8,852 which (a) exceeded minimum dollar net capital by $3,852 and (b) exceeded

Note 5 – Continued

120% of minimum net dollar capital by $2,852. However, beginning January 24, 2007 and continuing through the issue date of this report, the Securities and Exchange Commission was in the process of undertaking a routine compliance examination of the Company. In connection therewith, the SEC has proposed an increase in current liabilities of $3,222. The financial statements contained in this report give effect to the SEC adjustments. Such change reduces the net capital of the Company to $5,629 which is $629 in excess of its net capital requirement and deficient in the amount of $371 in its 120% of net capital requirement.

Note 6- Commitments and Contingencies

The Company entered into a lease for office space through August 2013. The Company also leases computer equipment under an operating lease.

The future minimum lease payments are as follows:

For the Year December 31	Computer Equipment	Office	Total
2007	-	$ 44,863	$ 44,863
2008	-	46,440	46,440
2009	-	46,440	46,440
2010	-	-	-
		$ 137,743	$ 137,743

Note 7- Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a disclosed basis with a clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or the clearing broker are unable to fulfill its obligations.

The Company seeks to control off-balance sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

SMITH ASSET MANAGEMENT, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
As of December 31, 2006 AND 2005

	2006		2005	
Credit factors:				
Shareholders' equity	**$ 17,129**		$ 23,073	
Debit factors				
Deposit	**11,500**		11,500	
Net Capital	**5,629**		11,573	
Less: Minimum net capital requirement:				
Greater of 6.2/3% of aggregate				
Indebtedness or $5,000	**5,000**		5,000	
Excess Net Capital	**$ 629**		$ 6,573	
Capital Ratio (Maximum allowance 1500%)				
Aggregate indebtedness*	**25,924**		30,527	
Divided by: net capital	**5,629**	**=4.605**	11,573	=2.63.1
*Aggregate indebtedness				
Accounts payable and accrued expenses	**25,924**		30,527	
Reconciliation with Company's computation (included in Part IIA of form X-17 A-5 as of December 31, 2006 and 2005. Net capital as reported in Company's Part IIA (unaudited focus report)	**$ 8,851**		$ 11,573	
Audit Adjustments	**3,222**		-	
Net capital per above	**$ 5,629**		$ 11,573	

In accordance with the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession of control requirement.



COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Henry P. Greve, CPA
Marc I. Cohen, CPA, deceased

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Smith Asset Management, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of Smith Asset Management Inc (the Company) for the year ended December 31, 2006 and December 31, 2005, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,. estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

INDEPENDENT AUDITOR'S REPORT (con'td)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Smith Asset Management Inc. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greene & Company P.C.

Mineola, New York
February 15, 2007

 END